[redacted]

08026988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/06 (MM/DD/YY) AND ENDING 11/30/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman, LLC

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Third Avenue
(No. and Street)

New York	New York	10158-3698
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Grieb (212) 526-0588
(Area Code – Telephone No.)

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
JAN 29 2008
Washington, DC
100

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

OATH OR AFFIRMATION

I, Edward Grieb, swear that, to the best of my knowledge and belief the accompanying consolidating statement of financial condition pertaining to the firm of Neuberger Berman, LLC and Subsidiary, as of November 30, 2007 is true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

The consolidated statement of financial condition of the Company is made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this 5 day of January, 2008

NOTARY PUBLIC
New York, New York

In and for the State of New York
Residing in New York

NOTARY PUBLIC
Expiration 7/30/09

CINDY S. BUCKHOLZ
Notary Public, State of New York
No. 01BU6030825
Qualified in Bronx County
Certificate Filed in New York County
Commission Expires 7/30/09

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

Consolidated Statement of Financial Condition

November 30, 2007
With Report of Independent Registered Public Accounting Firm

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)

This report ** contains (check all applicable boxes):

** For conditions or confidential treatment of certain portions of this filing, see Section 240.17a-5(e) (3).

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Neuberger Berman, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Neuberger Berman, LLC and Subsidiary (the "Company") as of November 30, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Neuberger Berman, LLC and Subsidiary at November 30, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

January 28, 2008

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Consolidated Statement of Financial Condition

In thousands
November 30, 2007

Assets	
Cash and cash equivalents	$ 20,566
Cash and securities segregated for the exclusive benefit of customers	136,000
Cash and securities deposited with clearing organizations (including securities with a fair value of $9,904)	18,106
Financial instruments owned	97,437
Collateralized agreements:	
Securities purchased under agreements to resell	485,062
Securities borrowed from affiliates	52
Receivables:	
Fees receivable	58,108
Brokers, dealers and clearing organizations	1,114
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $47,367)	10,101
Identifiable intangible assets and goodwill (net of accumulated amortization of $7,014)	195,452
Other assets	16,171
Total assets	$1,038,169
Liabilities and Member's Capital	
Financial instruments sold but not yet purchased	$ 63
Securities loaned	168
Payables:	
Brokers, dealers and clearing organizations	16,284
Customers	358
Affiliates	48,176
Compensation payable	269,625
Income taxes payable	99,345
Other liabilities and accrued expenses	89,974
Liabilities from discontinued operations (see Note 2)	28,610
Total liabilities	552,603
Member's capital	485,566
Total liabilities and member's capital	$1,038,169

See Notes to Consolidated Statement of Financial Condition.

Neuberger Berman, LLC and Subsidiary
(A Wholly-Owned Subsidiary of Neuberger Berman Inc.)
Notes to Consolidated Statement of Financial Condition

Contents

Note 1 Summary of Significant Accounting Policies

Organization and Description of Business

Neuberger Berman, LLC ("NB, LLC"), a Delaware limited liability company, is a wholly-owned subsidiary of Neuberger Berman Inc., a Delaware corporation (the "Parent"), which is a direct wholly-owned subsidiary of Lehman Brothers Holdings Inc., also a Delaware corporation ("Holdings"). NB, LLC is a registered broker-dealer engaged principally in providing investment advisory services. As a registered investment adviser, NB, LLC manages equity, fixed income, balanced, socially responsive and international portfolios for customers, including individuals, families, endowments, foundations, trusts and employee benefit plans. In addition, NB, LLC is a sub-adviser to certain affiliates, including Neuberger Berman Management Inc. ("NBMI"), the adviser to the Neuberger Berman family of mutual funds. NB, LLC also provides prime brokerage and correspondent clearing services to other firms. See "Basis of Presentation" for information regarding the sale of the Neuberger Berman securities clearance and settlement business ("NBCS").

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of NB, LLC and its wholly-owned subsidiary, Neuberger & Berman Agency Inc., a New York corporation (collectively, the "Company," "we," "us," or "our") and is prepared in accordance with accounting principles generally accepted in the United States of America. Intercompany transactions and balances have been eliminated in consolidation. As a result of the sale of NBCS during fiscal 2007, the Company has disclosed its related liabilities as Liabilities from discontinued operations in the accompanying Consolidated Statement of Financial Condition. See Note 2, "Discontinued Operations" for further information.

Use of Estimates

In preparing our Consolidated Statement of Financial Condition and accompanying notes, management makes various estimates that affect reported amounts and disclosures. Broadly, those estimates are used in:

- measuring fair value of certain financial instruments;
- accounting for identifiable intangible assets and goodwill;
- establishing provisions for potential losses that may arise from litigation, regulatory proceedings and tax examinations;
- assessing our ability to realize deferred taxes; and
- valuing equity-based compensation awards.

Estimates are based on available information and judgment. Therefore, actual results could differ from our estimates and that difference could have a material effect on our Consolidated Statement of Financial Condition and notes thereto.

Financial Instruments and Customer Securities Transactions

Financial instruments owned, which primarily are investments in registered and unregistered investment funds, and Financial instruments sold but not yet purchased, are carried at fair value. For further discussion of our financial instruments, see Note 3, "Fair Value of Financial Instruments," to the Consolidated Statement of Financial Condition.

Firm-owned securities pledged to counterparties who have the right, by contract or custom, to sell or repledge the securities are classified as Financial instruments owned and are disclosed as pledged as collateral. For further discussion of our securities pledged as collateral, see Note 4, "Securities Pledged as Collateral," to the Consolidated Statement of Financial Condition.

Derivative financial instruments. Derivatives are financial instruments whose value is based on an underlying asset (e.g., Treasury bond), index (e.g., S&P 500) or reference rate (e.g., LIBOR), and include futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. A derivative contract generally represents a future commitment to exchange interest payment streams or currencies based on the contract or notional amount or to purchase or sell other financial instruments or physical assets at specified terms on a specified date.

OTC derivative products are privately-negotiated contractual agreements that can be tailored to meet individual customer needs and include forwards, swaps and certain options including caps, collars and floors. Exchange-traded derivative products are standardized contracts transacted through regulated exchanges and include futures and certain option contracts listed on an exchange.

Derivatives are recorded at fair value and included in either Financial instruments owned or Financial instruments sold but not yet purchased in the Consolidated Statement of Financial Condition. Derivatives are presented net-by-counterparty when a legal right of offset exists; net across different products or positions when applicable provisions are stated in a master netting agreement; and/or net of cash collateral received or paid on a counterparty basis, provided legal right of offset exists. As of November 30, 2007, there are no derivative contracts.

We adopted Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements* ("SFAS 157") effective December 1, 2006. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable prices are not available, we either use implied pricing from similar instruments or valuation models based on net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. For further discussion of our adoption of SFAS 157, see "Accounting Changes and Other Accounting Developments - SFAS 157" below.

Consolidation Accounting Policies

Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* ("FIN 46(R)"), defines the criteria necessary to be considered an operating company (i.e., a voting-interest entity) for which the consolidation accounting guidance of Statement of Financial Accounting Standards ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries* ("SFAS 94") should be applied. As required by SFAS 94, we consolidate operating companies in which we have a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interest. FIN 46(R) defines operating companies as businesses that have sufficient legal equity to absorb the entity's expected losses (presumed to require minimum 10% equity) and, in each case, for which the equity holders have substantive voting rights and participate substantively in the gains and losses of such entities. Operating companies in which we exercise significant influence but do not control are accounted for under the equity method. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest.

Collateralized Agreements

Securities purchased under agreements to resell, which are treated as collateralized agreements for financial reporting purposes, are collateralized primarily by mortgage-backed securities of investment grade quality and are carried at the amounts at which the securities subsequently will be resold plus accrued interest. We take possession of securities purchased under agreements to resell. The fair value of the underlying positions is compared daily with the related receivable balances, including accrued interest. We require counterparties to deposit additional collateral or return collateral pledged, as necessary, to ensure the market value of the underlying collateral remains sufficient.

Securities borrowed and securities loaned are carried at the amount of cash collateral advanced or received plus accrued interest. We value the securities borrowed and loaned daily and obtain additional cash as necessary to ensure such transactions are adequately collateralized.

Long-Lived Assets

Furniture, equipment and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, which extend through 2017. Furniture and equipment are depreciated over periods of up to 10 years. Internal use software that qualifies for capitalization under American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,* is capitalized and subsequently amortized over the estimated useful life of the software, generally five years. We review long-lived assets for impairment periodically and whenever events or changes in circumstances indicate the carrying amount of the assets may be impaired. If the expected future undiscounted cash flows are less than the

carrying amount of the asset, an impairment loss is recognized to the extent the carrying value of such asset exceeds its fair value.

Identifiable Intangible Assets and Goodwill

Identifiable intangible assets with finite lives are amortized over their expected useful lives, which range up to 13 years. Identifiable intangible assets with indefinite lives and goodwill are not amortized. Instead, these assets are evaluated at least annually for impairment.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments not held for resale with maturities of three months or less when we acquire them.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). We recognize the current and deferred tax consequences of all transactions that have been recognized in the Consolidated Statement of Financial Condition using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. We record a valuation allowance to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Contingent liabilities related to income taxes are recorded when probable and reasonably estimable in accordance with SFAS No. 5, *Accounting for Contingencies.*

See "Accounting Changes and Other Accounting Developments—FIN 48" below for a discussion of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, ("FIN 48").

Accounting Changes and Other Accounting Developments

SFAS 158. In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Retirement Plans* ("SFAS 158"), which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans the benefit obligation is the projected benefit obligation; while for other postretirement plans the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. In accordance with the guidance in SFAS 158, Holdings, as the sponsor of the defined benefit pension plan in which all employees of Holdings participate, adopted this provision of the standard for the year ended November 30, 2007. Holdings' adoption of SFAS 158 had no impact on the Company's Consolidated Statement of Financial Condition at November 30, 2007

SFAS 157. In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value.

SFAS 157 also (i) nullifies the guidance in EITF 02-3 that precluded the recognition of a trading profit at the inception of a derivative contract, unless the fair value of such derivative was obtained from a quoted market price or other valuation technique incorporating observable inputs; (ii) clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value; (iii) precludes the use of a liquidity or block discount when measuring instruments traded in an active market at fair value; and (iv) requires costs related to acquiring financial instruments carried at fair value to be included in earnings as incurred.

The Company elected to early adopt SFAS 157 at the beginning of its 2007 fiscal year. There was no impact as a result of adopting SFAS 157. For additional information regarding our adoption of SFAS 157, see Note 3, "Fair Value of Financial Instruments."

FIN 48. In June 2006, the FASB issued FIN 48, which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of SFAS 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in FIN 48. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company must adopt FIN 48 as of the beginning of its 2008 fiscal year. The adoption of FIN 48 will have no impact on the Company's Consolidated Statement of Financial Condition.

FSP FIN 48-1. In May 2007, the FASB directed the FASB Staff to issue FASB Staff Position No. FIN 48-1, *Definition of "Settlement" In FASB Interpretation No. 48* ("FSP FIN 48-1"). Under FSP FIN 48-1, a previously unrecognized tax benefit may be subsequently recognized if the tax position is effectively settled and other specified criteria are met. The adoption of FSP FIN 48-1 will have no impact on the Company's Consolidated Statement of Financial Condition.

Note 2 Discontinued Operations

In the fourth quarter of 2006 we agreed to sell our assets related to the NBCS to Pershing, LLC. Holdings originally acquired these assets during the purchase of NB, LLC in 2003. The sale closed in January 2007. At November 30, 2007, NBCS was classified as discontinued operations and its financial position is separately reported. Holdings continues to operate its securities clearance and settlement business.

Note 3 Fair Value of Financial Instruments

Financial instruments owned, and Financial instruments sold but not yet purchased, are presented at fair value. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependant on the price transparency for the instruments or market and the instruments' complexity.

Beginning December 1, 2006, assets and liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels – defined by SFAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities – are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An asset or a liability's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Fair valued Financial instruments owned, and Financial instruments sold but not yet purchased at November 30, 2007 were:

In thousands	Level I	Level II	Level III	Total
Financial instruments owned:				
Equities	$ 88,134	$ 8,233	$ -	$ 96,367
Government and agencies	1,070	-	-	1,070
Total Financial instruments owned	$ 89,204	$ 8,233	$ -	$ 97,437
Financial instruments sold but not yet purchased:				
Equities	$ -	$ 63	$ =	$ 63

Note 4 Securities Pledged as Collateral

We enter into secured borrowing and lending transactions to obtain securities for settlement and meet customers' needs. At November 30, 2007, the fair value of securities received as collateral and securities owned that have not been sold, repledged or otherwise encumbered totaled approximately $489 million, none of which have been sold or repledged at November 30, 2007.

Note 5 Receivable from and Payable to Customers

Receivable from and payable to customers represent amounts due from or to customers in connection with cash and margin securities transactions. Amounts receivable are collateralized by customers' securities held by us and by others for delivery to us, the value of which is not reflected in the accompanying Consolidated Statement of Financial Condition. In the normal course of business we are permitted to use customer margin securities to finance customer securities transactions, subject to certain regulatory guidelines.

Note 6 Identifiable Intangible Assets and Goodwill

Identifiable intangible assets, primarily comprised of customer lists, are as follows:

In thousands	Gross Carrying Amount	Accumulated Amortization	Amortizable Life
Amortizable intangible assets	$18,499	$6,532	6 – 13 years

The changes in the carrying amount of goodwill for the year ended November 30, 2007 are as follows:

In thousands	Total
Balance (net) at November 30, 2006	$ 132,888
Goodwill acquired	76,813
Goodwill disposed	(26,216)
Balance (net) at November 30, 2007	$ 183,485

The goodwill acquired during the year resulted from the acquisition of H.A. Schupf and Co., LLC, a high net worth asset manager, and contingent payments related to certain prior acquisitions. The goodwill disposed of during the year related to the sale of the Neuberger Berman securities clearance and settlement business (see Note 2).

Note 7 Commitments and Contingencies

We lease office space and equipment under lease agreements expiring on various dates through 2017. Office space leases are subject to escalation based on increases in costs incurred by the lessor. At November 30, 2007, minimum rentals, excluding office space escalation, under these lease agreements, (net of subleases of $2.2 million) are as follows:

In thousands	
Fiscal 2008	$ 16,719
Fiscal 2009	16,367
Fiscal 2010	16,415
Fiscal 2011	16,446
Fiscal 2012	16,350
December 1, 2012 and thereafter	61,921
Total minimum lease payments	$144,218

We have satisfied margin requirements with clearing organizations by obtaining letters of credit in favor of the clearing organizations. Open unsecured letters of credit at November 30, 2007 were approximately $5.4 million.

We have an unsecured line of credit of $500 million with Lehman Brothers Inc. At November 30, 2007, there were no outstanding borrowings under the line of credit.

In connection with the acquisition during 2007 of H.A. Schupf and Co., LLC, a high net worth asset manager, we agreed to pay additional consideration contingent on the acquired entity meeting or exceeding specified revenue thresholds. These payments will be recorded as amounts become determinable. Had the determination date been November 30, 2007, our estimated obligation related to this contingent consideration arrangement would have been $5 million.

We are involved in legal proceedings concerning matters arising in connection with the conduct of our business. Such proceedings generally include actions arising out of our activities as an investment adviser and actions in connection with the provision of clearing services. Although there can be no assurances as to the ultimate outcome, we generally have denied, or believe we have a meritorious defense and will deny, liability in cases pending against us and we intend to defend vigorously each such case. Based on information currently available, advice of counsel, and established reserves, we believe the eventual outcome of the actions against us will not, individually and in the aggregate, have a material adverse effect on our financial condition, results of operations or liquidity.

Note 8 Capital Requirements

As a registered broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE") and the Commodity Futures Trading Commission ("CFTC"), we are subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1 and Rule 1.17 of the CFTC, respectively. Under these rules, we are required to maintain minimum net capital, as defined, of not less than the greater of 2% of aggregate debit items arising from customer transactions or 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements or $5 million. As of November 30, 2007, we had net capital of $188 million, which exceeded the minimum net capital requirement by $183 million. Based on applicable regulatory requirements, we may not withdraw equity capital if our net capital falls below certain specified levels.

At November 30, 2007, we were required to segregate funds in a special reserve bank account for the exclusive benefit of customers under the SEC's Rule 15c3-3. At November 30, 2007, cash of $103 million was segregated to cover this requirement.

As a clearing broker-dealer, we have elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is computed to give correspondent firms the ability to classify their assets held by us as allowable assets in their net capital calculations. At November 30, 2007, $12 million was required to be segregated in a special reserve bank account for the exclusive benefit of customers - PAIB, under the SEC's Rule 15c3-3. At November 30, 2007, cash of $33 million was segregated to cover this requirement.

Note 9 Holdings' Incentive Plans

Our employees participate in a Neuberger Berman incentive plan and Holdings' various incentive plans and we record our allocated share of Holdings' equity-based compensation cost. The following is a description of these incentive plans.

1999 Long-Term Incentive Plan

The 1999 Neuberger Berman Inc. Long-Term Incentive Plan (the "LTIP") provides for the grant of restricted stock, restricted units, incentive stock, incentive units, deferred shares, supplemental units and stock options. The total number of shares of common stock that may be issued under the LTIP is 15.4 million. At November 30, 2007, awards with respect to approximately 13.7 million shares of common stock had been made under the LTIP, of which 3.2 million were outstanding.

Employee Incentive Plan

The Holding's Employee Incentive Plan (the "EIP") provided for the issuance of RSUs, performance stock units ("PSUs"), stock options and other equity awards for a period of up to ten years to eligible employees, and has authorization from Holdings' Board of Directors to issue up to 464.0 million shares of Holdings common stock. At November 30, 2007, awards with respect to 460.3 million shares of Holdings common stock have been made under the EIP of which 115.7 million are outstanding, and 344.6 million have been converted to freely transferable Holdings common stock.

Stock Incentive Plan

The Holdings Stock Incentive Plan (the "SIP") has a 10-year term ending in May 2015, with provisions similar to the EIP. The SIP authorized the issuance of up to the total of (i) 95.0 million shares (20.0 million as originally authorized, plus and additional 75.0 million authorized by the stockholders of Holdings at its 2007 Annual Meeting), plus (ii) the 33.5 million shares authorized for issuance under the Holdings 1996 Management Ownership Plan and the EIP that remained unawarded upon their expiration, plus (iii) any shares subject to repurchase or forfeiture rights under the Holdings 1996 Management Ownership Plan, the EIP or the SIP that are reacquired by the Company, or the award of which is canceled, terminates, expires or for any other reason is not payable, plus (iv) any shares withheld or delivered pursuant to the terms of the SIP in payment of any applicable exercise price or tax withholding obligation. Awards with respect to 51.1 million shares of Holdings common stock have been made under the SIP as of November 30, 2007, 50.4 million of which are outstanding.

Restricted Stock Units

Eligible employees receive RSUs from Holdings, in lieu of cash, as a portion of their total compensation. There is no further cost to employees associated with RSU awards. RSU awards generally vest over two to five years and convert to unrestricted freely transferable common stock five years from the grant date. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. We accrue dividend equivalents on outstanding RSUs (in the form of additional RSUs), based on dividends declared on our common stock.

Note 10 Holdings' Benefit Plans

Holdings provides a funded noncontributory defined benefit pension plan for its U.S. employees in which our employees participate. Holdings uses a November 30 measurement date for its plans. We record as compensation and benefits our allocated share of the cost for this plan.

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the over- or under-funded status of its defined benefit postretirement plans as an asset or liability in its Consolidated Statement of Financial Condition, measured as the difference between the fair value of the plan assets and the benefit obligation. For pension plans, the benefit obligation is the projected benefit obligation. For other postretirement plans, the benefit obligation is the accumulated postretirement obligation. Upon adoption, SFAS 158 requires an employer to recognize previously unrecognized actuarial gains and losses and prior service costs within Accumulated other comprehensive income/(loss) (net of tax), a component of Stockholders' equity. Holdings adopted this provision of SFAS 158 for the year ended November 30, 2007. Holdings' adoption of SFAS 158 had no impact on the Company's Consolidated Statement of Financial Condition at November 30, 2007.

The following table provides a summary of the changes in the plans' benefit obligations, fair value of plan assets, and funded status and amounts recognized in the Consolidated Statement of Financial Condition for Holdings' U.S. defined benefit pension plan:

In millions **November 30, 2007**	**Pension Benefits**
Change in benefit obligation	
Benefit obligation at beginning of year	$1,092
Service cost	52
Interest cost	63
Plan amendment	1
Actuarial loss	(158)
Acquisition/Amendment/Curtailment	(4)
Benefits paid	(32)
Benefit obligation at end of year	1,014
Change in plan assets	
Fair value of plan assets at beginning of year	1,147
Actual return on plan assets, net of expenses	94
Employer contribution	-
Benefits paid	(32)
Fair value of plan assets at end of year	1,209
Funded status	195
Unrecognized net actuarial loss	-
Unrecognized prior service cost	-
Prepaid benefit cost	$ 195
Accumulated benefit obligation	$ 947

Weighted-Average Assumptions Used to Determine Benefit Obligations at November 30, 2007

Discount rate	6.66%
Rate of compensation increase	5.00%

Plan Assets

Pension plan assets are invested with the objective of meeting current and future benefit payment needs, while minimizing future contributions.

Plan assets are invested with several investment managers. Assets are diversified among U.S. and international equity securities, U.S. fixed income securities, real estate and cash. The plan employs a mix of active and passive investment management programs. The strategic target of plan asset allocation is approximately 65% equities and 35% U.S. fixed income. The investment sub-committee of our pension committee reviews the asset allocation quarterly and, with the approval of the pension committee, determines when and how to rebalance the portfolio. The plan does not have a dedicated allocation to Lehman Brothers common stock, although the plan may hold a minimal investment in Lehman Brothers common stock as a result of investment decisions made by various investment managers.

Weighted-average plan asset allocations were as follows:

November 30, 2007	
Equity securities	76%
Fixed income securities	24
	100%

Expected Contributions for the Fiscal Year Ending November 30, 2008

Holdings does not expect to contribute to its U.S. pension plans in the fiscal year ending November 30, 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In millions	Pension
Fiscal 2008	$ 36
Fiscal 2009	38
Fiscal 2010	41
Fiscal 2011	44
Fiscal 2012	48
Fiscal 2013—2017	289

Note 11 Income Taxes

Our income is included in the consolidated U.S. federal income tax return of Lehman Brothers. Our tax provision is computed in accordance with the tax sharing agreement between Lehman Brothers and its subsidiaries. In accordance with this agreement, the balance due at November 30, 2007 was $127.5 million, of which approximately $99.3 million is classified as Income taxes payable and $28.2 is included in Liabilities from discontinued operations.

In accordance with the tax sharing agreement with Holdings, we were reimbursed $52 million in 2007 for our net deferred tax assets. The net deferred tax assets transferred in 2007 were principally comprised of unrealized investment activity, liabilities and other accruals not currently deductible and deferred compensation.

Note 12 Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business we enter into various debt and equity transactions as principal or agent. The execution, settlement, and financing of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

We have a high-net-worth and institutional customer base. We record customer securities transactions on a settlement-date basis. We are exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

Our policy is to continuously monitor our exposure to market and counterparty risk through the use of a variety of credit exposure, position and financial reporting and control procedures. We monitor the market value of collateral and request and receive additional collateral when required.

For transactions in which we extend credit to customers, we seek to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor required margin levels daily and, pursuant to such guidelines, request the deposit of additional collateral, or reduce securities positions when necessary. We take possession of collateral supporting securities purchased under agreements to resell.

Note 13 Related Party Transactions

At November 30, 2007, Securities borrowed and Securities loaned of $220 thousand were with Lehman Brothers Inc.

Cash and cash equivalents include $19.1 million in funds managed by NBMI, an affiliated NASD broker-dealer. Financial instruments owned include $88.0 million invested in funds and stocks managed by NBMI at November 30, 2007.

Included in Other assets is $15.3 million due from affiliates primarily for investment advisory fees and management fees.

Payables to affiliates are comprised of $31.4 million due to Holdings and $16.8 million due to other affiliates.

The Company clears its customers' securities transactions on a fully disclosed basis through Lehman Brothers Inc.

END